AB 3/29/06

06006952

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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL RECEIVED MAR 01 2006 WASH, D.C. 209 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-41674

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING May 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: E.J. De La Rosa & Co., Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11900 W. Olympic Blvd. Suite 500
(No. and Street)

Los Angeles	California	90064
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Benjamin E. Stern (310) 207-1975
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc., Certified Public Accountants
(Name — *if individual, state last, first, middle name*)

9010 Corbin Avenue, Suite 7	Northridge	California	91324
(Address)	(City)	(State)	(Zip Code)

PROCESSED
JUN 08 2006
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Benjamin E. Stern, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of E.J. De La Rosa & Co., Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

State of California
County of Los Angeles
Subscribed and sworn (or affirmed) to before me this 6 day of January, 2006

Notary Public

Signature

Principal
Title

MONICA B. PALMA
COMM. # 1368667
NOTARY PUBLIC-CALIFORNIA
LOS ANGELES COUNTY
COMM. EXP. AUG. 8, 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Independent Auditor's Report

Board of Directors
E. J. De La Rosa & Co., Inc.

We have audited the accompanying statements of financial condition of E. J. De La Rosa & Co., Inc. (a California S Corporation) as of December 31, 2005, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the eight months then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of E. J. De La Rosa & Co., Inc. as of December 31, 2005, and the results of its operations and its cash flows for the eight months then ended in conformity with accounting principles generally accepted in the United States of America.

Our examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III is presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relating to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 8, 2006

We Focus & Care℠

9010 Corbin Avenue, Suite 7
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924
www.baicpa.com

E. J. De La Rosa & Co., Inc.
Statements of Financial Condition
December 31, 2005

Assets

Cash and cash equivalents	$ 1,888,698
Accounts receivable	637,876
Marketable securities, at market	10,554
Municipal bonds owned, at market	18,388,163
Receivable from related party	39,910
Property and equipment, net	356,978
Prepaid expenses	110,127
Prepaid income taxes	738
Secured demand notes	2,900,376
Total assets	$ 24,333,420

Liabilities and Stockholders' Equity

Liabilities	
Accounts payable	$ 797,811
Due to clearing firm	16,970,759
Accrued wages	1,070,175
Profit sharing plan payable	495,861
Payroll taxes payable	12,564
Income taxes payable	10,582
Subordinated liabilities	2,900,376
Long-term note payable	32,281
Total liabilities	22,290,409
Stockholders' equity	
Common stock, no par value; authorized 150,000 shares; 36,860 issued and outstanding	301,774
Contributed capital	50,000
Retained earnings	1,691,237
Total stockholders' equity	2,043,011
Total liabilities and stockholders' equity	$ 24,333,420

The accompanying notes are an integral part of these financial statements.

E. J. De La Rosa & Co., Inc.
Statement of Income
For the Eight Months Ended December 31, 2005

Revenues	
Underwriting income	$ 8,536,822
Remarketing	1,150,446
Financial advisory fees	40,000
Interest and dividends	232,011
Unrealized gains (losses)	6,057
Other	157,328
Total revenues	10,122,664
Expenses	
Employee compensation and benefits	6,312,607
Underwriting fees	707,282
Communications	63,685
Occupancy and equipment rental	154,821
Interest	448,091
Taxes, other than income	121,296
Other operating expenses	1,022,749
Total expenses	8,830,531
Income before provision for income taxes	1,292,133
Total income tax benefit	(1,338)
Net income (loss)	$ 1,293,471

The accompanying notes are an integral part of these financial statements.

E. J. De La Rosa & Co., Inc.
Statements of Changes in Stockholders' Equity
For the Eight Months Ended December 31, 2005

	Common Stock	Contributed Capital	Retained Earnings	Total
Balance at May 1, 2005	$ 273,501	$ 50,000	$ 426,039	$ 749,540
Repurchase of stocks	(67,422)	–	(28,273)	(95,695)
Issuance of stock	95,695	–	–	95,695
Net income (loss)	–	–	1,293,471	1,293,471
Balance at December 31, 2005	$ 301,774	$ 50,000	$ 1,691,237	$2,043,011

The accompanying notes are an integral part of these financial statements

E. J. De La Rosa & Co., Inc.
Statements of Changes in Liabilities Subordinated to the Claims of General Creditors
For the Eight Months Ended December 31, 2005

	Subordinated debt
Balance at May 1, 2005	$ 2,508,380
Additions	552,000
(Reductions)	(160,004)
Balance at December 31, 2005	$ 2,900,376

The accompanying notes are an integral part of these financial statements

E. J. De La Rosa & Co., Inc.
Statements of Cash Flows
For the Eight Months Ended December 31, 2005

Cash flows from operating activities:		
Net income (loss)		$ 1,293,471
Adjustments to reconcile net income (loss) to net cash and cash equivalents provided by (used in) operating activities:		
Depreciation	$ 58,489	
Valuation of marketable securities to market	(6,057)	
(Gain) loss on sale of property and equipment	(1,287)	
(Increase) decrease in:		
Accounts receivable	889,773	
Municipal bonds, at market value	(9,922,884)	
Prepaid expenses	849	
Prepaid income taxes	1,919	
(Decrease) increase in:		
Accounts payable	401,143	
Income taxes payable	9,688	
Deferred income taxes	(22,945)	
Accrued wages	(2,397,009)	
Due to clearing firm	9,011,211	
Profit sharing plan payable	(311,325)	
Payroll taxes payable	(88,246)	
Total adjustments		(2,376,681)
Net cash and cash equivalents provided by (used in) operating activities		(1,083,210)
Cash flows from investing activities:		
Proceeds from sale of property and equipment	1,500	
Purchase of property and equipment	(139,673)	
Net cash and cash equivalents provided by (used in) investing activities		(138,173)
Cash flows from financing activities:		
Loan made to related party	(260)	
Proceeds from the issuance of long-term debt	32,281	
Proceeds from issuance of capital stock	95,695	
Repurchase of capital stock	(95,695)	
Net cash and cash equivalents provided by (used in) financing activities		32,021
Net increase (decrease) in cash and cash equivalents		(1,189,362)
Cash and cash equivalents at beginning of year		3,078,060
Cash and cash equivalents at end of year		$ 1,888,698

The accompanying notes are an integral part of these financial statements

E. J. De La Rosa & Co., Inc.
Statements of Cash Flows
For the Eight Months Ended December 31, 2005

Supplemental disclosure of cash flow information:

Cash paid during the period for:

Interest	$ 323,700
Income taxes	$ 10,000

Noncash financing activities:

During the eight months ended December 31, 2005, the Company issued $552,000 and retired $160,004 of subordinated liabilities with $552,000 and $160,004 in secured demand notes.

The accompanying notes are an integral part of these financial statements.

Note 1: GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

E. J. De La Rosa & Co., Inc. (the "Company") was incorporated in the State of California on June 2, 1989. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the National Association of Securities Dealers, Inc. ("NASD"), the Securities Investor Protection Corporation ("SIPC") and the Municipal Securities Rulemaking Board ("MSRB"). In September 1990, the Company commenced securities transactions emphasizing municipal bond placements, also offering consulting services to local government predominantly in California. The Company has two locations in California.

The Company conducts business on a fully disclosed basis whereby the execution and clearance of trades are handled by another broker-dealer. The Company does not hold customer funds and/or securities.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities transactions are recorded on a trade date basis. Marketable securities owned by the Company are accounted for at market value, with market value based on current published market prices. The resulting difference between cost and market (or fair value) is included in income.

For purposes relating to the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company also includes money market accounts as cash equivalents.

Accounts receivables are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Municipal bonds owned are valued at market value and bonds not readily marketable are valued at fair value as determined by management.

Note 1: GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Property and equipment are depreciated over their estimated useful lives ranging from five (5) to thirty-nine years (39) years by the straight-line method.

Marketing costs are expensed as incurred. For the eight months ended December 31, 2005 the Company charged $85,816 to other operating expenses for marketing costs.

The Company, with the consent of its stockholders, has elected to be an S Corporation and accordingly has its income taxed under Section 1372 of the Internal Revenue Code, which provides that in lieu of corporate income taxes, the stockholders are taxed on the Company's taxable income. Therefore, no provision or liability for Federal income taxes is included in these financial statements.

The State of California conforms to Federal S Corporation provisions with certain modifications. Those modifications include only partial recognition of S Corporations as pass-through entities as California imposes a tax at the corporate level. The tax imposed is the greater of a minimum Franchise fee of $800 or a 1.5% tax on net income.

The Company has elected to report the statement of changes in stockholder's equity without disclosing the accumulated adjustment account and other equity accounts pertinent to an S Corporation. There is no financial impact to these financial statements.

Note 2: MARKETABLE SECURITIES, AT MARKET VALUE

The marketable securities, at market value consist of corporate stocks. These securities were offered primarily to NASD members and purchased through a Private Placement Memorandum.

Note 3: MUNICIPAL BONDS OWNED, AT MARKET VALUE

Municipal bonds owned, at market value consist of municipal bonds in which the Company has taken positions. These positions are often short-term, and obtained by credit from the clearing firm. At December 31, 2005, the Company had municipal bond positions of $18,388,163 and credit extended by the clearing firm with a payable of $16,970,759.

Note 4: RECEIVABLE FROM RELATED PARTY

The receivable from related party is an advance to an entity that shares common ownership with the Company. These advances are unsecured, non–interest bearing and due on demand.

Note 5: PROPERTY AND EQUIPMENT, NET

Property and equipment are stated at cost and summarized by major classifications as follows:

Property and equipment excluding assets under capital lease

		Depreciable Life Years
Furniture	$ 105,434	7
Office equipment	24,014	7
Computer equipment	236,037	5
Computer software	55,600	3
Computer software - banking	85,366	3
Automobiles	44,717	5
Telephone equipment	27,607	7
Leasehold improvements	117,393	39
	696,168	
Less accumulated depreciation	(372,068)	
Property and equipment excluding assets under capital lease, net	324,100	
Property and equipment under capital lease		
Automobile	38,680	5
Less accumulated depreciation	(5,802)	
Property and equipment under capital lease, net	32,878	
Property and equipment, net	$ 356,978	

Depreciation expense for the eight months ended December 31, 2005, was $58,489.

Note 6: SECURED DEMAND NOTES

The secured demand notes of $2,900,376 at December 31, 2005, are collateral for the subordinated liabilities (see Note 7). The secured demand notes are primarily collateralized with municipal bonds whose fair market value is in excess of the value of the notes. The stockholders own the municipal bonds, and intend to hold them to maturity as long as the subordinated liabilities exist.

Note 7: SUBORDINATED LIABILITIES

The borrowings under subordination agreements at December 31, 2005 are listed below.

Liabilities subordinated to secured demand note collateral agreement:		
Interest at 10% due February 14, 2006	$	680,000
Interest at 10% due December 30, 2008		680,000
Interest at 10% due December 30, 2006		226,000
Interest at 10% due December 30, 2008		226,000
Interest at 10% due February 14, 2006		215,350
Interest at 10% due December 30, 2008		213,350
Interest at 10% due February 14, 2006		160,004
Interest at 10% due December 30, 2006		93,115
Interest at 10% due December 30, 2008		93,115
Interest at 10% due June 01, 2006		74,146
Interest at 10% due June 01, 2008		74,146
Interest at 10% due December 30, 2006		50,000
Interest at 10% due December 30, 2008		50,000
Interest at 10% due December 30, 2006		32,575
Interest at 10% due December 30, 2008		32,575
	$	2,900,376

On December 30, 2005, two subordinated notes matured for $32,575 and $93,115. With NASD approval, these subordinated notes were extended for an additional year. On December 30, 2005 a subordinated note matured for $160,004 and was retired.

The Company issued two new subordinated notes for $226,000 each, which mature on December 30, 2006 and December 30, 2008. The Company also issued two subordinated notes for $50,000 each, which also mature in December 30, 2006 and December 30, 2008.

Interest expense for the eight months ended December 31, 2005 was $176,425, from these subordinated loans.

The subordinated borrowings are covered by agreements approved by the National Association of Security Dealers, Inc. and are thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, the borrowings may not be repaid.

Note 7: SUBORDINATED LIABILITIES (Continued)

The secured demand notes at December 31, 2005 of $2,900,376 are collateralized by cash and municipal bonds valued, net of haircuts, at $3,306,480. The collateral securing the demand notes is as follows:

Description	Fair Market Value	Value Net of Haircuts
At December 31, 2005		
Cash and marketable securities	$ 3,511,127	$ 3,306,840

Note 8: LONG-TERM NOTE PAYABLE

Long-term note payable consists of an automobile loan payable. The payable is collateralized by an automobile with a net book value of $32,878.

Total interest expense on this loan was $3,484 for the eight months ended December 31, 2005.

Future minimum principal payments on this loan are as follows:

Year ending December 31,	Amount
2006	$ 6,369
2007	8,134
2008	10,376
2009	7,402
2010 & thereafter	–
	$ 32,281

Note 9: PROFIT SHARING, 401(K) AND CASH BALANCE PENSION PLAN

The Company's profit sharing plan covers all eligible employees of the Company. The plan was effective on May 1, 1990 and was amended on April 15, 2004 to include a 401(k) plan. All contributions to the plan are made at the discretion of the Company. Total contributions made for the eight months ended December 31, 2005 were $219,898.

Note 9: PROFIT SHARING, 401(K) AND CASH BALANCE PENSION PLAN (Continued)

On May 1, 2002, the Company initiated a cash balance pension plan which requires the company to make minimum pension contributions for the officers and the employees. This plan requires the Company to contribute at least $231,000 plus, 3% of compensation less the allocated profit sharing and 401(k) contributions, to its officers, and the greater of $100 or, 3% of compensation less the allocated profit sharing and 401(k) contributions, to its employees. Total contributions for the eight months ended December 31 2005 were $275,963.

Note 10: COMMITMENTS AND CONTINGENCIES

Commitments

The Company has entered into an operating lease agreement and a sublease agreement, for two office spaces in Los Angeles under a noncancellable lease which commenced in August 1994 and expires on August 31, 2006. The Company also entered into an operating lease agreement for an office space in San Francisco under a noncancellable lease which commenced in March 31, 2004 and expires on March 31, 2007.

The future minimum lease expenses are:

December 31,	
2006	$ 148,337
2007	6,077
Thereafter	–
	$ 154,414

Total rent expense for the eight months ended December 31, 2005 was $154,821.

The Company is currently subleasing the subleased space to its current occupant. Future minimum revenues from this space are:

December 31,	
2006	$ 31,825
Thereafter	–
	$ 31,825

Total rental income for the eight months ended December 31, 2005 was $32,036.

Note 10: COMMITMENTS AND CONTINGENCIES (Continued)

Contingencies

The Company maintains several bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Corporation (FDIC), up to $100,000, or the Securities Investor Protection Corporation (SIPC), up to $500,000. At December 31, 2005 the Company had deposits with financial institutions with uninsured cash and securities balances totaling $20,149,460. The Company has not experienced any losses in such accounts and management believes it placed its cash on deposit with institutions which are financially stable.

Note 11: INCOME TAXES

Effective May 1, 2005, the Company elected to change its corporate tax treatment from the customary system of corporate and shareholder taxation under Subchapter C of the Internal Revenue Code to an alternative system of taxation under Subchapter S. This alternative system of taxation enables a qualifying business to avoid the "double tax" on a C corporation and its shareholders and the corporate marginal tax rates otherwise applicable. In essence, the electing corporation is treated as a pass through entity under which all of the income or loss of the corporation is passed through to its shareholders and taxed at the shareholder level. Thus, there is generally no tax at the corporate level.

At the time of the election, the Company had a deferred tax liability on its books of $22,945. Since Company never received a tax benefit for the expense associated therewith, the amount of the liability was reclassified as part of the current year tax provision.

The provision for income taxes consists of the following components:

Current:		
Federal		$ –
State		21,607
	Total current taxes	21,607
Deferred tax benefit		(22,945)
	Total provision	$ (1,338)

Note 12: RECENTLY ISSUED ACCOUNTING STANDARDS

In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("FAS 123R"), which requires the measurement and recognition of compensation expense for all stock-based compensation payments including grants of employee stock options. Stock options are a valuable and important tool used by many companies as a means to motivate employees and promote business growth. This statement eliminates the ability to account for such share-based compensation transactions using the intrinsic value method as prescribed by Accounting Principles Board, or APB, Opinion No. 25, "Accounting for Stock Issued to Employees," and requires that such transactions be reflected in the financial statements based upon the estimated fair value of the awards. In addition, there are a number of other requirements under the new standard that will result in differing accounting treatment than currently required. These differences include, but are not limited to, the accounting treatment for the tax benefit on employee stock options and for stock issued under an employee stock purchase plan. FASB 123R becomes effective for all reports issued after June 15, 2005. Adoption of the new standard has not had a material effect upon the financial statements of the company.

Note 13: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2005, the Company had net capital of $2,879,843, which exceeded the minimum net capital requirement of $161,284 by $2,718,559; the Company's ratio of aggregate indebtedness ($2,419,274) to net capital was 0.84 to 1, which is less than the 15 to 1 maximum ratio allowed of a broker/dealer.

Note 14: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a material difference of $166,404 between the computation of net capital under net capital Sec. Rule 15c3-1 and the corresponding unaudited focus part IIA.

Net capital per unaudited schedule		$ 3,046,247
Adjustments:		
Subordinated liabilities	$ (160,004)	
Undue concentration	(6,400)	
Total adjustments		(166,404)
Net capital per audited statements		$ 2,879,843

E. J. De La Rosa & Co., Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
For the Eight Months Ended December 31, 2005

Computation of net capital

Stockholders' equity			
Common stock		$ 301,774	
Contributed capital		50,000	
Retained earnings		1,691,237	
	Total stockholders' equity		$ 2,043,011
Add:	Additions to capital		
	Subordinated liabilities	2,900,376	
	Total allowable subordinated liabilities		2,900,376
	Total stockholder's equity and allowable subordinated liabilities		4,943,387
Less:	Non-allowable assets		
	Accounts receivable	(445,509)	
	Property and equipment, net	(356,978)	
	Prepaid expenses	(110,127)	
	Prepaid income taxes	(738)	
	Receivable from related party	(39,910)	
	Total non-allowable assets		(953,262)
	Net capital before haircuts on securities		3,990,125
Less:	Haircuts & undue concentration		
	Haircuts on securities	(982,679)	
	Haircuts on money markets	(7,992)	
	Undue concentration	(119,611)	
	Total haircuts on securities and undue concentration		(1,110,282)
	Net Capital		2,879,843

Computation of net capital requirements

Minimum net capital requirements			
	6 2/3 percent of net aggregate indebtedness	$ 161,284	
	Minimum dollar net capital required	100,000	
	Net capital required (greater of above)		(161,284)
Excess net capital			$ 2,718,559
	Ratio of aggregate indebtedness to net capital	0.84:1	

There was a material difference of $166,404 between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 reports dated December 31, 2005.(See Note 14).

See independent auditor's report.

E. J. De La Rosa & Co., Inc.
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
For the Eight Months Ended December 31, 2005

A computation of reserve requirements is not applicable to E. J. De La Rosa & Co., Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

E. J. De La Rosa & Co., Inc.
Schedule III - Information Relating to Possession or Control
Requirements Under Rule 15c3-3
For the Eight Months Ended December 31, 2005

Information relating to possession or control requirements is not applicable to E. J. De La Rosa & Co., Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

E. J. De La Rosa & Co., Inc.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Eight Months Ended December 31, 2005

Board of Directors
E. J. De La Rosa & Co., Inc.

In planning and performing our audit of the financial statements and supplemental schedules of E. J. De La Rosa & Co., Inc. for the eight months ended December 31, 2005, we considered its internal control structure, for the purpose for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by E. J. De La Rosa & Co., Inc. including tests of such practices and procedures that we considered relevant to objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

We Focus & Care SM

9010 Corbin Avenue, Suite 7
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924
www.baicpa.com

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we considered to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 8, 2006